
CARIBBEAN SMOOTH
Ou Oui!®
PREMIUM RUM LIQUEUR
PASSION FRUIT

Nigel Walwyn · 3rd

Alabama A&M Unive

Founder/President at Caribbean Smooth Ou👄Oui!® Premium Liqueur

Greater Atlanta Area · 500+ connections · Contact info

Featured



A Real Taste of the Islands

Passion Fruit & Guava Pineapple Liqueurs


CARIBBEAN SMOOTH
PREMIUM RUM LIQUEUR

Ou👄Oui!® Rum Tropical Premium Liqueur

Atlanta | Caribbean Smooth Ou-Oui! Premium Liqueu

Caribbean Smooth makes Ou👄Oui!® Premium Liqueurs with premium rums, real fruits and sp

Experience

Chief Executive Officer
Caribbean Smooth, LLC
2014 – Present · 6 yrs
Greater Atlanta Area

Caribbean Smooth develops and markets exotic premium liqueurs made with premium rums, real tropical fruits, natural flavors and spices. Our unique liqueurs will titillate your body and soul, without the burn. Sip 'N Say Ou💋Oui!®. See more at www.caribbeansmooth.com


CARIBBEAN SMOOTH
Ou Oui!



Freelancer/Independent Contractor
CNN
Apr 2011 – 2014 · 3 yrs
Greater Atlanta Area

Newsgathering and affiliate relations.

Producer/Writer
WSB-TV
May 2009 – Jun 2012 · 3 yrs 2 mos
Greater Atlanta Area

Wrote & produced news segments.

Assistant News Director
WBMA ABC 33/40
Dec 2002 – Jan 2009 · 6 yrs 2 mos
Birmingham, Alabama Area

Exercised editorial control over 5½ hours of daily news.

WATE 6 (ABC)
2 yrs 5 mos

Assistant News Director
Jul 2000 – Nov 2002 · 2 yrs 5 mos

Supervised entire newsroom staff.

Interim News Director
Jan 2002 – Apr 2002 · 4 mos

Provided key leadership that significantly improved the station's image and narrowed the competitive gap between WATE and the market leader with aggressive newsgathering techniques.

Producer & Assignment Editor
KMBC 9 (ABC)
Jan 1994 – Jun 2000 · 6 yrs 6 mos
Kansas City, Missouri Area

Created and executed a compelling daily newscast.

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Education

Alabama A&M University
Bachelor of Arts, Mass Communications
1986 – 1990

Alabama Agricultural and Mechanical University
Bachelor of Arts (B.A.), Telecommunications Management
1986 – 1990

Skills & Endorsements

Video Production · 16

Endorsed by **Darrell Calhoun, who is highly skilled at this**

Endorsed by **2 of Nigel's colleagues at C**

Broadcast · 12

Leslie Gunn B.S.,MBA,MHRM and 11 connections have given endorsements for this skill

Television · 12

Endorsed by **Darrell Calhoun, who is highly skilled at this**

Endorsed by **2 of Nigel's colleagues at C**

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Recommendations

Received (0) Given (2)



Bunty Shah WSET II

Territory Sales Manager at AUGUST WINE GROUP LLC

January 23, 2019, Nigel worked with Bunty but at different companies

As I work on growing my liquor brand, I can always count or
Bunty to provide some insight that is unique and enlighteni
Bunty sees the industry up close from two of the most cruc
angles, the consumers' and the retailers'. He understands t
needs of the retailer to provide customers a fulfilling ... See



Maggie P.

Director of Community Support | Simmons Cancer Institute at SIU

June 16, 2013, Nigel managed Maggie directly

I have had the opportunity to be Maggie's supervisor at two
stations and both experiences were extraordinary. Maggie's
presence in both markets was electric. She added vitality a
energy to our programs and I credit the significant increase
ratings to Ms. Poteau's performance. As one of the m... See